UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              TAM RESTAURANTS, INC.
                              ---------------------
                                (Name of Issuer)

                   COMMON STOCK (PAR VALUE $.0001 PER SHARE)
                   -----------------------------------------
                         (Title of Class of Securities)

                                    874835101
                                    ---------
                                 (CUSIP Number)

                             Jeffrey M. Stein, Esq.
                          The Goldstein Law Group, P.C.
                             65 Broadway, 10th Floor
                            NEW YORK, NEW YORK 10006
                          -----------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 24, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
------------------------------------------------------------ -------------------

CUSIP NO.          874835101                                   PAGE 2 OF 4 PAGES
------------ -------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Peter Salvatore

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [    ]

                                                                 (b) [    ]

------------ -------------------------------------------------------------------

3            SEC USE ONLY

------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*
             PF
------------ -------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)      [    ]

------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------ -------------------------------------------------------------------
------------------------------- --------- --------------------------------------

          NUMBER OF             7         SOLE VOTING POWER
            SHARES                               3,454,276
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
                                --------- --------------------------------------

                                8         SHARED VOTING POWER
                                          0
                                --------- --------------------------------------

                                9         SOLE DISPOSITIVE POWER
                                                3,454,276
                                --------- --------------------------------------

                                10        SHARED DISPOSITIVE POWER
                                          0
------------------------------- --------- --------------------------------------


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                                  SCHEDULE 13D
------------------------------------------------------------ -------------------

CUSIP NO.          874835101                                   PAGE 3 OF 4 PAGES
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,454,276
----------- -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         43.7 %
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
------------------------------------------------------------ -------------------

CUSIP NO.          874835101                                   PAGE 4 OF 4 PAGES
------------ -------------------------------------------------------------------


                                  SCHEDULE 13D

Item 1.    Security and Issuer.

           The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share of Tam Restaurants, Inc., a Delaware corporation, whose principal place of business is 1163 Forest Avenue, Staten Island, N.Y. 10310.

Item 2.    Identity and Background

           This statement is filed on behalf of:

           (1) (a) Peter Salvatore (the "Reporting Person") (b) 35 Seagate Road, Staten Island, NY, (c) retired, (d) n/a, (e) n/a, (f) United States.

Item 3.    Source and Amount of Funds or Other Consideration

           Mr. Salvatore used personal funds of $500,000 to acquire $500,000 principal amount of the Issuer's convertible debentures (See Item 5 below for detailed explanation of features of the debentures).

Item 4.   Purpose of Transaction.

           The Reporting Person acquired the securities for investment purposes. Reporting Person does not have any plan or proposal to acquire additional securities of the Issuer. The Reporting Person is a member of the Issuer's Board of Directors. As a director of the Issuer, Mr. Salvatore intends to participate in the management of the Issuer's business.

Item 5.   Interest in Securities of the Issuer.

           The Reporting Person beneficially owns 3,454,276 shares of common stock of the Issuer. Reporting Person specifically disclaims beneficial ownership of any other securities of the Issuer. Reporting Person has the sole power to vote or direct the vote 3,454,276 shares of common stock of the Issuer. Reporting Person does not have shared power to vote any securities of the Issuer.

           Pursuant to a Convertible Debenture Purchase Agreement, dated October 21, 2000, Reporting Person purchased $500,000 principal amount of the Issuers convertible debentures (the "Debentures"). The Debentures enable the holder thereof to convert the principal amount thereof into shares of the Issuer's Common Stock at a price of $.15 per share (an aggregate of 3,333,334 share of the Issuer's Common Stock). The transaction was effected by the delivery of checks to the Issuer totaling $500,000, which upon verification that said funds cleared, the Debenture was released to the Reporting Person.

           The number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person also includes (i) 74,486 shares of Common Stock owned by Peter Salvatore, (ii) 9,082 shares of Common Stock held by Peter and Gail Salvatore Foundation, Inc., a trust of which by Mr. and Mrs. Salvatore are the beneficiaries, (iii) 10,000 shares of Common Stock issuable upon exercise of options held by Mr. Salvatore, (iv) 24,327 shares of Common Stock issuable upon exercise of warrants held by Mr. Salvatore, and (v) 3,047 shares of Common Stock issuable upon exercise of warrants held by Peter and Gail Salvatore Foundation, Inc.

           The percentages used in this Schedule 13D are calculated based upon 4,535,500 outstanding shares of Common Stock. All purchases and sales of Common Stock reported herein were made in private transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           n/a

Item 7.   Material to be Filed as Exhibits.

           NO.       DESCRIPTION
1        Copy of the Issuer's 10% Convertible Debentures, due October 20, 2003.

                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                                      By: /S/ PETER SALVATORE
                                                          -------------------
Date:  January 8, 2001                                    Peter Salvatore







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